
May 20, 2013

Via E-mail
Mr. George McHenry
Executive Vice President and Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

Re: Hanger, Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2011
 Filed February 29, 2012
 File No. 001-10670

Dear Mr. McHenry:

We have reviewed your April 24, 2013 response to our comments issued on April 3, 2013 and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Note B – Significant Accounting Policies
Inventories, page F-10

1. In a telephone conference on May 14, 2013 we sought clarification of certain aspects of your April 24, 2013 response. Please tell us if the following summary of the clarification you provided is correct. If it is not correct, please tell us why.

   You confirmed the following related to inventory in the patient care segment.
   - Inventory is determined, and thus the gross profit method is applied, at the individual patient care clinic level for inventories at December 31 and at each interim quarterly period. Thus, assumptions used in the gross profit method are unique to each individual clinic. Macro level and current period events are considered in establishing the unique assumptions for each individual clinic.
   - An annual physical inventory is conducted at October 31st, which determines the quantity and price of each component of inventory (i.e. raw materials and work-in-process) for each patient care clinic.

- Shelf inventory represents raw materials inventory on site at each individual clinic and as discussed in the next bullet remains constant from period to period.
- The basis for the assumption included in the statement in your April 24, 2013 response that "… the Company assumes that the value of raw materials on the shelf remains constant from period to period …." is:
  - Company policy is to maintain a fixed quantity of raw materials inventory (i.e. shelf inventory) on hand at all times at each individual clinic. Thus, when shelf inventory is used, it is timely replenished to maintain the fixed quantity. For clarity, the quantity fixed for each clinic is not necessarily the same amount for all clinics. The company confirms that the policy is being followed.
  - The Company's evaluation of the reasonableness of raw material pricing assumptions determined using the gross profit method includes consideration of macro level and current period events.
  - The Company notes that the small book-to-physical inventory adjustment, which is made for each component of inventory, when combined with the points above, serves to confirm the appropriateness of the assumption that raw materials remains constant from period to period.

  The Company noted that for the reasons described above, this assumption has historically held true.
- The Company's ability to evaluate its assumption that the value of raw materials is constant and attribute purchases of raw materials during the period to work-in-process inventory allows it to determine the components of inventory (i.e. raw materials and work-in-process) for each patient care clinic at December 31st and at each interim quarterly period.

2. You have indicated that there is an amount of inventory classified as finished goods (and relates to the distribution segment) that will be used as raw materials in the patient care segment. Please reevaluate the appropriateness of this classification in light of the fact that it relates to the consolidated financial statements and not segment disclosure. If you continue to believe that your classification is appropriate, please propose contextual, quantified disclosure that helps a reader understand historically how much finished goods inventory at year-end dates has been transferred to raw materials and whether you expect similar amounts of transfers at the most recent balance sheet date.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, 3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant